Exhibit 12.1

Wal-Mart Stores, Inc.
Ratio of Earnings to Fixed Charges

	Six Months Ended		Fiscal Year Ended
	July 31,		January 31,
(Amounts in millions)	2013	2012	2013	2012	2011	2010	2009
Income before income taxes	$12,166	$12,045	$25,737	$24,398	$23,538	$22,118	$20,867
Capitalized interest	(41)	(39)	(74)	(60)	(63)	(85)	(88)
Consolidated net income attributable to the noncontrolling interest	(307)	(297)	(757)	(688)	(604)	(513)	(499)
Adjusted income before income taxes	11,818	11,709	24,906	23,650	22,871	21,520	20,280

Fixed charges:
Interest (1)	1,204	1,167	2,325	2,382	2,268	2,160	2,267
Interest component of rent	432	412	859	790	651	597	406
Total fixed charges	1,636	1,579	3,184	3,172	2,919	2,757	2,673
Income before income taxes and fixed charges	$13,454	$13,288	$28,090	$26,822	$25,790	$24,277	$22,953
Ratio of earnings to fixed charges	8.2	8.4	8.8	8.5	8.8	8.8	8.6
(1) Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.